Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 1 DATED OCTOBER 29, 2013
TO THE PROSPECTUS DATED SEPTEMBER 17, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated September 17, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	updates to our suitability standards;
(3)	a potential indirect change of control for our advisor, dealer manager, property manager and sponsor;
(4)	an update to our disclosure regarding special escrow requirements relating to the sale of shares to Washington investors;
(5)	an update to our risk factors;
(6)	updates to our disclosure regarding our advisory agreement; and
(7)	an update to our disclosure regarding access to our corporate records.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering up to 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of October 28, 2013, we had not accepted any investors’ subscriptions and had not issued any shares of our common stock in the offering. Until we raise a minimum of $2.5 million in subscription proceeds, all subscription payments will be placed in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.
Suitability Standards
The additional suitability standard for investors in New Mexico and Ohio, as disclosed, among other places, in the section of our prospectus captioned “Suitability Standards” on pages i and ii of the prospectus is hereby replaced with the following:

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New Mexico and Ohio — Investors may not invest, in the aggregate, more than 10% of their liquid net worth in us, our affiliates, and other non-traded real estate investment trusts. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Potential Indirect Change of Control for Our Advisor, Dealer Manager, Property Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager, property manager and sponsor, and regarding our management and the management of our external advisor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
On October 22, 2013, Cole Real Estate Investments, Inc. (Cole) entered into an Agreement and Plan of Merger (the ARCP Merger Agreement) with American Realty Capital Properties, Inc. (ARCP) and Clark Acquisition Company, LLC, a direct wholly owned subsidiary of ARCP (Merger Sub). The ARCP Merger Agreement provides for the merger of Cole with and into Merger Sub (the ARCP Merger), with Merger Sub surviving as a direct wholly owned subsidiary of ARCP. Cole indirectly owns and/or controls our external advisor, Cole Corporate Income Advisors II, LLC, our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC, and our sponsor, Cole Capital™. As set forth in the ARCP Merger Agreement, Christopher H. Cole, our chairman, chief executive officer and president, and Marc T. Nemer, the Chief Executive Officer of our external advisor, will step down from their positions with us and with Cole and its affiliates immediately prior to the consummation of the ARCP Merger. The completion of the ARCP Merger is subject to various conditions.
Despite the indirect change of control that would occur for our advisor, dealer manager, property manager and sponsor upon consummation of the ARCP Merger, such entities are expected to continue to serve in their respective capacities to us following the ARCP Merger.
Escrow Requirements for Washington Investors
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — The Offering” beginning on page 14 of the prospectus.
If you are a resident of Washington, see the “Plan of Distribution — Special Notice to Washington Investors” section of this prospectus, as supplemented, for special escrow requirements relating to the sale of shares to Washington investors.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Plan of Distribution” beginning on page 175 of the prospectus.
Special Notice to Washington Investors
Subscription proceeds received from residents of Washington will be placed in an escrow account with our escrow agent until subscriptions for shares aggregating at least $25.0 million have been received and accepted by us. Washington investors whose subscription payments are placed in the escrow account will not receive interest on their payments unless we fail to raise at least $25.0 million in this offering. In that case, we will promptly return the subscription payments to those investors with accrued interest.
Risk Factors
The following information supersedes and replaces the last sentence of the section of our prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest — Our advisor faces conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders” beginning on page 30 of the prospectus.
Our advisor also has the right to terminate the advisory agreement under certain circumstances that could result in our advisor earning a performance fee, which could have the effect of delaying, deferring or preventing a change of control.
Advisory Agreement
The following information supersedes and replaces the third sentence of the third paragraph of the section of our prospectus captioned “Management — The Advisory Agreement” beginning on page 79 of the prospectus.
Additionally, either party may terminate the advisory agreement upon 60 days’ written notice without cause or penalty.

Access to Corporate Records
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Meetings and Special Voting Requirements” beginning on page 129 of the prospectus.
Pursuant to our charter, any stockholder and any designated representative thereof will be permitted access to our corporate records to which such stockholder is entitled under applicable law at all reasonable times. Under Maryland law, stockholders are entitled to inspect and copy our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Because the foregoing list sets forth all of the corporate records that our stockholders are entitled to inspect and copy under Maryland law, our stockholders will not be entitled to inspect and copy the minutes of the meetings of our board of directors, which are records that certain states other than Maryland allow stockholders to inspect and copy. Requests to inspect and/or copy our corporate records must be made in writing to: Cole Office & Industrial REIT (CCIT II), Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, Attn: Secretary.

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